UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-39977

Baosheng Media Group Holdings Limited

(Registrant’s Name)

East Floor 5

Building No. 8, Xishanhui

Shijingshan District, Beijing 100041

People’s Republic of China

+86-010-82088021

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F☒ Form 40-F ☐

EXPLANATORY NOTE

In connection with the extraordinary general meeting of shareholders (the “Meeting”) of Baosheng Media Group Holdings Limited (the “Company”), the Company hereby furnishes the following documents:

EXHIBITS

Exhibit
Number	Description of Exhibit
99.1	Proxy Statement and Notice of Extraordinary General Meeting of Shareholders
99.2	Form of Proxy Card of Extraordinary General Meeting of Shareholders
99.3	Second Amended and Restated Memorandum and Articles of Association
99.4	Third Amended and Restated Memorandum and Articles of Association

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Baosheng Media Group Holdings Limited

By:	/s/ Lina Jiang
Name:	Lina Jiang
Title:	Chairperson of the Board and Chief Executive Officer

Date: August 27, 2026

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